PART II

INFORMATION TO BE INCLUDED IN REPORT

In this Special Financial Report (this “Report”), the terms “Company,” “we,” “our,” or “us” refer to Virtuoso Surgical, Inc.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Regarding Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended December 31, 2019 should be read in conjunction with our financial statements and the related notes included in this Report.

In addition to historical information, the following disclosure and analysis contains “forward-looking statements.” Forward-looking statements describe the Company’s current expectations or forecasts of future events as of the date of this Report and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion, and analysis of the Company’s assets, business, capital expenditures, cash flows, cost management, condition (financial and otherwise), indebtedness, liquidity, profitability, prospects, results of operations, revenues, and strategic plans. Words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” and variations of these words and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and/or could cause actual results and the timing of events to differ materially from those expressed or forecasted in the forward-looking statements. For a detailed discussion of the various factors that could cause our actual results to differ from expectations, please refer to the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Offering Circular filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. We assume no obligation to update any of these forward-looking statements except to the extent required by applicable law.

Operational and Financial Updates

We believe that 2019 was an excellent year for Virtuoso Surgical, Inc.

Operationally, in July 2019, the Company’s second prototype, which we call Bach, went live. Our engineering team continued to optimize and refine Bach for the remainder of the year. In December 2019, Bach entered the “feature freeze” stage, which means that, from the Company’s perspective, the features of the system that will be presented to the U.S. Food and Drug Administration (“FDA”) in the Company’s primary application for regulatory approval have been established.

Financially, in August 2019, the Company received a $1.4 million Small Business Innovation Research grant from the National Heart, Lung, and Blood Institute (“NHLBI”), one of the National Institutes of Health (“NIH”), an agency of the U.S. Department of Health and Human Services (the “NHLBI Grant”). The NHLBI Grant is in addition to the prior $225,000 Phase I grant provided to the Company by NHLBI, as well as the $1.4 million Phase II grant provided to the Company by the National Institute of Biomedical Imaging and Bioengineering. The Company expects to pursue further federal grant funding in 2020.

With funds on hand, plus the additional grants received in 2019, as of December 31, 2019, at the Company’s minimum burn rate, the Company had sufficient funds to operate for approximately 18 months.

During 2019, the Company took further steps to raise additional capital through the private markets. Beginning in October 2019, the Company began the process to conduct a $20 million Regulation A, Tier 2 offering of the Company’s Class A Preferred Stock (the “Reg A+ Offering”) by filing a confidential draft Offering Statement on Form 1-A with the SEC. In anticipation of the additional accounting and auditing requirements of compliance with being a Reg A+ company, the Company also changed auditing firms, and the Company hired a full-time internal bookkeeper. The Company had no disagreements with its prior auditor about their work, or about any other subject. In February 2020, the Company’s Offering Statement on Form 1-A was qualified by the SEC. The Company’s marketing efforts related to the Reg A+ Offering are ongoing. To date, the offering has raised over $200,000, primarily from Company executives.

1

In addition to the funds raised through the Reg A+ Offering, the Company raised approximately $2.5 million in additional capital through a series of exempt private sales of its common stock, which equates to less than 10% of the Company’s shares of common stock currently outstanding. With the funds on hand, plus governmental grants received to date, at the Company’s burn rate, the Company has sufficient funds to operate for the next 2.5 to 3 years. The Company expects that, during the remainder of 2020, the Company will seek additional capital through government grants (including an NIH Phase IIb application), and through private capital sales, including the Reg A+ Offering and possible strategic-minority or angel sales of common stock.

Marketing and Development Consultants

In December 2019, the Company engaged the services of Fletcher Spaght, Inc., a Boston-based clinical/marketing consulting company with extensive experience in advising medical-device companies. The purpose of the engagement is to evaluate and, to the extent possible, quantify the likely potential demand for the Virtuoso device and system by surgeons and hospitals. Fletcher Spaght’s work has continued through the first quarter of 2020, and we expect to receive its evaluation of the potential demand for the Company’s system for urology and gynecology by the end of the second quarter of 2020. We may engage Fletcher Spaght to continue its investigations into other surgical areas of operation after the second quarter. Additionally, in the first quarter of 2020, the Company engaged a medical-device software-consulting firm to assist the Company in its development of FDA-compliant software for the Virtuoso device and system. That work is expected to continue through the primary FDA filing. The Company has continued to engage the work of other outside consulting firms, as necessary.

Impact of the COVID-19 Pandemic

In the first quarter of 2020, the United States was hit with a pandemic of a novel coronavirus, known as COVID-19. The private and government responses to the pandemic have included requests for voluntary, and, at times, governmental orders, to reduce human interactions. In March 2020, the Company decided to order its employees to work from home, with the exception of one engineer who is permitted to manufacture, fabricate, and assemble components of the Virtuoso device and system for continued optimization and evaluation. Although the Company does not believe that its responses to the COVID-19 pandemic have negatively impacted its operations to date, the Company anticipates that it will be negatively affected if social distancing practices remain advisable into the late second quarter or early third quarter of 2020. The primary negative effect that the Company may experience from its response to the COVID-19 pandemic is a reduced ability to clinically evaluate the Virtuoso device and system, and the resulting delay in engineering optimization. If social distancing is required for several more quarters, it is likely that the Company will experience a delay in its verification and validation testing, resulting in a delay in filing its primary FDA regulatory filing.

Additionally, it is possible that the COVID-19 pandemic will deter and/or delay the Company’s ability to raise capital through the Reg A+ Offering. If necessary, the Company can continue its Reg A+ Offering into 2021, at the Board’s discretion.

The Company expects to file a Breakthrough Device application with the FDA in the second quarter 2020, which will be the Company’s first FDA filing. A decision on the application should take place within approximately 60 days from the date of filing. The Company still expects to file its primary FDA application, seeking the ability to market and sell the Virtuoso device and system in the United States, in late 2021, unless the COVID-19 pandemic, or other unforeseen circumstances, mandate a delay in that timing.

Furthermore, the COVID-19 pandemic has caused disruption in the United States economy, financial markets and health care delivery systems. The COVID-19 crisis is still rapidly evolving and much of its impact remains unknown and difficult to predict. The Company’s operations and financial condition may be affected in ways that we cannot foresee.

2

Item 7. Financial Statements

3

Independent Auditor’s Report

To the Board of Directors and Stockholders

Virtuoso Surgical, Inc.

We have audited the accompanying financial statements of Virtuoso Surgical, Inc. (the Company), which comprise the balance sheet as of December 31, 2019, the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virtuoso Surgical, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of the Company, as of and for the year ended December 31, 2018, were audited by other auditors, whose report, dated October 16, 2019 except for Note 4 as to which the date was November 30, 2019, expressed an unmodified opinion on those statements.

/s/ Blankenship CPA Group, PLLC

Brentwood, Tennessee

May 12, 2020

Brentwood· Dickson· Goodlettsville· Mt. Juliet | TN	www.bcpas.com

F-1

Virtuoso Surgical, Inc.

Balance Sheets

December 31, 2019 and 2018

	2019	2018
Assets
Cash and cash equivalents	$204,832	$602,748
Grants receivable	-	21,039
Deferred offering costs	94,167	-
Total current assets	298,999	623,787
Property and equipment, net	257,332	181,940

Total assets	$556,331	$805,727

Liabilities
Accounts payable	$49,533	$88,818
Accrued liabilities	294	25,665

Total current liabilities	49,827	114,483

Stockholders’ Equity
Convertible Class A preferred stock, $1 par value, 50,000,000 shares authorized, 1,305,000 and 1,075,000 shares issued and outstanding at December 31, 2019 and 2018, respectively;
aggregate liquidation preference of $1,419,204 and $1,107,767
at December 31, 2019 and 2018, respectively	1,305,000	1,075,000
Common stock, no par value, 2,000,000 shares authorized,
985,000 shares issued and outstanding at December 31, 2019
and 2018	-	-
Accumulated deficit	(798,496)	(383,756)

Total stockholders’ equity	506,504	691,244

Total liabilities and stockholders’ equity	$556,331	$805,727

See notes to financial statements.

F-2

Virtuoso Surgical, Inc.

Statements of Operations

For the years ended December 31, 2019 and 2018

	2019	2018
Operating Expenses
Research and development	$1,184,105	$816,663
General and administrative	598,927	151,098

Total operating expenses	1,783,032	967,761

Other income (expense)
Government grants	1,367,359	630,272
Interest income	933	3,681
Interest expense	-	(4,383)

Total other income (expense)	1,368,292	629,570
Net loss	$(414,740)	$(338,191)

See notes to financial statements.

F-3

Virtuoso Surgical, Inc.

Statements of Stockholders’ Equity

For the years ended December 31, 2019 and 2018

	Preferred stock		Common Stock		Accumulated
	Class A shares	Amount	Shares	Amount	Deficit	Total

Balance at January 1, 2018	-	$-	985,000	$-	$(39,480)	$(39,480)
Issuance of Class A shares	1,075,000	1,075,000	-	-	-	1,075,000
Class A issuance costs	-	-	-	-	(6,085)	(6,085)
Net loss	-	-	-	-	(338,191)	(338,191)

Balance at December 31, 2018	1,075,000	1,075,000	985,000	-	(383,756)	691,244
Issuance of Class A shares	230,000	230,000	-	-	-	230,000
Net loss	-	-	-	-	(414,740)	(414,740)

Balance at December 31, 2019	1,305,000	$1,305,000	985,000	$-	$(798,496)	$506,504

See notes to financial statements.

F-4

Virtuoso Surgical, Inc.

Statements of Cash Flows

For the years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities
Net loss	$(414,740)	$(338,191)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	30,723	10,367
Decrease in grants receivable	21,039	6,420
Increase (decrease) in accounts payable	(39,285)	85,544
Decrease in accrued liabilities	(25,371)	(59,933)

Net cash used in operating activities	(427,634)	(295,793)

Cash flows from investing activities
Purchases of property and equipment	(106,115)	(156,194)

Net cash used in investing activities	(106,115)	(156,194)

Cash flows from financing activities
Payments on notes payable	-	(10,000)
Payments for Class A issuance costs	(94,167)	(6,085)
Proceeds from sale of convertible preferred stock	230,000	1,025,000

Net cash provided by financing activities	135,833	1,008,915

Net increase (decrease) in cash and cash equivalents	(397,916)	556,928

Cash and cash equivalents at beginning of year	602,748	45,820

Cash and cash equivalents at end of year	$204,832	$602,748

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$4,383
Noncash conversion of notes payable into Class A preferred stock	$-	$50,000

See notes to financial statements.

F-5

Virtuoso Surgical, Inc.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018

Note 1: Organization and Nature of Operations

Nature of business

Virtuoso Surgical, Inc. (the Company) was incorporated in April 2016, as a Tennessee corporation, with operations based in Nashville, Tennessee. The Company was formed to design, develop, and market medical devices to transform minimally invasive surgery by providing dexterous, accurate and cost-effective robotic tools. Since incorporation, the Company has devoted substantially all efforts to research and development, business planning, recruiting management and technical staff, acquiring operating assets, and raising capital. The Company has not commenced its planned principal operations.

Liquidity and Capital Resources

The Company is subject to a number of risks similar to other medical device companies, including, but not limited to, raising additional capital, development by its competitors of new technological innovations, safety and efficacy of the product in clinical trials, the regulatory approval process governing medical devices, market acceptance of the Company’s products, and protection of proprietary technology. The Company has funded its operations to date primarily through federal grants, a state of Tennessee SBIR matching grant and the sale of preferred stock.

In February 2020, the Company’s Offering Circular for its Regulation A+ capital raise was approved by the United States Securities and Exchange Commission.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern. The Company has incurred significant operating losses and has an accumulated deficit as a result of ongoing efforts to develop product candidates and providing general and administrative support for these operations. For the year ended December 31, 2019, the Company had a net loss of $414,740 and net cash used in operating activities of $427,634. As of December 31, 2019, the Company had cash and cash equivalents of $204,832, unbilled grants of $1,207,283 and an accumulated deficit of $798,496.

The Company sold 50,000 shares of common stock between January 1, 2020 and March 30, 2020 at $50 per share yielding proceeds of $2,500,000.

In March 2020, the World Health Organization recognized the novel strain of coronavirus, COVID-19, as a pandemic. This coronavirus outbreak has had a significant effect on the United States economy and stock market, which may impact the Company’s ability to obtain timely governmental approvals and raise additional investment capital. The Company is implementing measures to help mitigate the operating and financial impact of the pandemic, including: (i) executing substantial reductions in overall costs; and (ii) participation in all eligible government or other initiatives available to businesses or employees impacted by the COVID-19 pandemic. Given the uncertainty regarding the spread of this coronavirus, the related financial impact cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Air, Relief, and Economic Security Act (the CARES Act) was signed into law. One of the features of the CARES Act is the Payroll Protection Program (PPP). The Company has applied for a PPP loan in the amount of $138,429. This loan will be forgiven if the Company does the following:

1)	Spends the funds on eligible expenses such as payroll, interest on already incurred debt, rent, and utilities during the eight-week period after the funding of the loan, and
2)	Spends less than 25% of the funds on non-payroll type eligible expenses.

The amount of the loan that is not forgiven will be converted to a two-year loan at 1% interest.

The Company believes that its cash and cash equivalents as of December 31, 2019, combined with remaining grant funds, periodic sales of the Company’s common stock, and PPP loan, are sufficient to fund its operations for at least 12 months from the issuance of these consolidated financial statements. The Company expects to continue to incur additional losses in the foreseeable future as a result of the Company’s research and development activities.

F-6

Virtuoso Surgical, Inc.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented. The Company operates in one operating segment and, accordingly, no segment disclosures have been presented herein. The Company’s management performed an evaluation of its activities through the date of filing of these financial statements and concluded that there are no subsequent events requiring disclosure, other than as disclosed.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with original maturities within 90 days from the date of purchase.

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. For all periods presented, substantially all the Company’s cash and cash equivalents were deposited in accounts at a single financial institution which the Company believes to be of high quality.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Capitalized software costs represent costs incurred after technological feasibility was established. It is anticipated further costs will be capitalized until development is complete and a working model is ready for customer testing. Costs thereafter will be expensed as incurred.

Depreciation is provided using the straight-line method over the following estimated useful lives when the corresponding asset is placed in service:

Asset Classification	Useful Life
Laboratory equipment	Five years
Computer equipment	Five years
Office furniture and equipment	Five years
Software (capital)	Three years
Software (developed)	Three years
Leasehold improvements	Lesser of useful life or remaining lease term

Government grants

The Company’s grants consist of United States Health and Human Services’ research and development and related matching awards. As each is a cost-reimbursement grant, the Company recognizes revenues up to the amount of incurred, allowable, and paid grant expenditures. Accordingly, grants receivable represents the related amount of requests for reimbursement not yet received.

F-7

Virtuoso Surgical, Inc.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018

Research and development costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Patent costs

The Company entered into license agreements with two research institutions for patented technology owned by these institutions. The Company expenses as incurred all costs, including legal expenses, associated with obtaining patents until the patented technology becomes feasible. All costs incurred after the patented technology is feasible will be capitalized as an intangible asset. As of December 31, 2019, no costs had been capitalized since inception of the Company.

The patents under these license agreements require certain initial fees, paid in cash and Common Stock. Royalties, as defined in the agreements, are payable to each institution upon sales of licensed products.

Income taxes

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company's financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is used to reduce the net deferred tax assets to the amount that will more likely than not be realized.

Any interest and penalties are classified in expense in the Company’s financial statements.

Retirement plan

The Company sponsors a Simplified Employee Pension (SEP) retirement plan. The Company contributes to the SEP an amount equal to four percent of each employee’s annual salary. The Company contributed $32,195 and $0 for the years ended December 31, 2019 and 2018.

Reclassifications

Certain amounts in the 2018 financial statements have been reclassified to conform to the presentation of the 2019 financial statements. These reclassifications had no effect on the previously reported net loss.

Note 3: Property and Equipment

Property and equipment at December 31 consist of the following:

	2019	2018

Laboratory equipment	$88,397	$88,397
Computer equipment	40,321	7,741
Furniture and equipment	526	-
Software – capital	19,826	19,826
Software – developed	151,395	78,386
	300,465	194,350
Less accumulated depreciation and amortization	(43,133)	(12,410)
	$257,332	$181,940

The Company incurred depreciation and amortization expense of $30,723 and $10,367 for the years ended December 31, 2019 and 2018, respectively.

Note 4: Government Grants

The Company received certain awards from Federal and local sources to support its research and development activities as follows:

National Institute of Health –
Small Business Innovation Research Program (SBIR) including amendment	$3,132,895
Small Business Technology Transfer Program (SBTT)	224,598
3,357,493
Authorized spending through December 31, 2019	2,174,166
Remaining authorized funds	$1,183,327

F-8

Virtuoso Surgical, Inc.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018

Through December 31, 2019, the Company has billed and received $2,118,851 under the terms of these Federal awards. The Company had billed $765,730 through December 31, 2018 and received $744,691 with $21,039 recorded as grants receivable.

The Company was awarded $150,000 of SBIR matching funding for its Federal grants from Launch Tennessee, of which $150,000 and $135,761 had been spent by the Company through December 31, 2019 and 2018, respectively, with $14,239 grant payable recorded in accrued liabilities as of December 31, 2018.

Note 5: Stockholders’ Equity

General

The authorized capital stock of the Company consists of 52,000,000 shares, of which 50,000,000 shares are designated as Class A Preferred Stock and 2,000,000 shares are designated as Common Stock.

Class A Preferred Stock

In 2018, the Company offered 3,000,000 shares of Class A Preferred Stock (Preferred Stock) at $1.00 per share. The Company sold 230,000 shares in 2019 and 1,075,000 shares in 2018 yielding gross proceeds of $230,000 in 2019 and $1,075,000 in 2018.

The Preferred Stock has the following characteristics:

Voting

The holders of the Preferred Stock shall have no voting or other management rights, or other beneficial rights other than those disclosed in the Company Bylaws.

Dividends

Issued Preferred Stock shares carry a Paid-In-Kind (PIK) dividend of 7% per year, uncompounded. Cumulative dividends for the period from issuance through December 31, 2019 are $114,204.

Other Provisions

Other provisions related to the Preferred Stock are set forth in the Company Bylaws and include certain rights upon a change of control, as defined, including Success Bonus terms, and rights and priorities with respect to consideration received or conversion rights in redemption.

Preferred shares are redeemable upon a change of control of the Company or at any time, at the discretion of the Board of Directors, provided that the redemption must include 100% of a shareholders’ preferred shares at par, plus any accrued PIK and the applicable Success Bonus amount. Until all Preferred Stock shares are redeemed certain restrictions exist as to compensation levels and dividend distributions.

Stock Issuance Costs

The Company recorded stock issuance costs for its Regulation D capital raise in the amount of $6,085 as contra-equity in 2018, as set forth in the statements of stockholders’ equity (deficit). Issuance costs in the amount of $94,167 incurred in 2019 for the Company’s 2020 Regulation A+ capital raise are presented as deferred offering costs in the balance sheet.

Common Stock

The Company issued 820,000 shares of common stock to certain founding parties who have been responsible for incubating and forming the Company and 90,000 shares to research institutions, in exchange for certain technology and contractual rights. The Company has issued 75,000 shares to employees.

Effective August 7, 2019, the Board of Directors approved an increase in the number of Common shares from 100 shares to 2,000,000 shares. The Board also approved a 10,000 for one Common share stock split that increased the number of Common shares issued and outstanding from 98.5 to 985,000. The financial statements have been adjusted retroactively for all periods presented to reflect the Common share stock split.

F-9

Virtuoso Surgical, Inc.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018

Note 6: Related Party Transactions

The Company had the following transactions with stockholders during 2019 and 2018:

	2019	2018

Consulting fees	$101,079	$84,325
Rent	14,378	34,508
Interest on stockholder loans	-	4,383

The Company paid consulting fees to certain board members and investors for research and development services.

On February 6, 2019, a Company officer and stockholder executed a five year lease agreement for the Company’s office. On May 1, 2019, the Company entered into a one-year oral sublease agreement with the officer and stockholder whereby the Company pays the lease at cost, $6,000 per month.

Additionally, during 2017 certain stockholders loaned $60,000 to the Company. During 2018, $10,000 was repaid, and the balance of $50,000 was converted to the same amount of Class A Preferred Stock.

The Company received a loan from an officer who is also a stockholder of $100,000 in February 2020 which was repaid in full in March 2020.

Note 7: Income Taxes

Since inception, the Company has experienced net operating losses (NOL) which is consistent with a company conducting extensive research and development (R&D) activities. Prior to 2018, the Company, as a Subchapter S Corporation, passed these losses and credits to the stockholders. Beginning January 1, 2018, the Company converted to C Corporation status, and as such, these NOLs and R&D tax credits create net deferred tax assets.

A reconciliation of the U.S federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	2019	2018

Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	3.9	3.6
Research and development credits	2.8	2.2
Permanent differences and other	(2.8)	(2.2)
Change in deferred tax asset valuation allowance	(24.9)	(24.6)
Effective income tax rate	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items:

	2019	2018
Deferred tax assets
Net operating loss carryforwards	$194,600	$107,200
Research and development credit	18,800	7,400
Accounts payable	6,700	3,600
Deferred grant payable	-	3,700
Total deferred tax assets	220,100	121,900
Valuation allowance	(198,400)	(95,200)
Net deferred tax assets	21,700	26,700

Deferred tax liabilities
Depreciable assets	(21,700)	(21,200)
Accounts receivable	-	(5,500)

Total deferred tax assets, net	$-	$-

F-10

Virtuoso Surgical, Inc.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018

At December 31, 2019, the Company had net deferred tax assets of $198,400. Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the net deferred tax asset.

As of December 31, 2019, and 2018, the Company had available federal NOL carryforwards of approximately $781,000 and $442,000, respectively. The NOL generated in 2019 of $339,000 and 2018 of $442,000 will carry forward indefinitely and be available to offset up to 100% of future taxable income each year (per the CARES Act) and for two carryback years (per the CARES Act). In addition, the Company had federal research and development credits carryforwards of $58,300 and $37,700 as of December 31, 2019 and 2018, respectively, to reduce future income taxes, if any. These carryforwards begin to expire in 2038 and are subject to review and possible adjustment by the Internal Revenue Code (IRC). The Company also has available state NOL carryforwards of approximately $787,000 and $389,000 as of December 31, 2019 and 2018, respectively, which expire from 2033 to 2034.

Based upon statute, federal and state NOLs and credits are expected to expire as follows:

Expiration Date:	Federal NOLs	State NOLs	Federal R&D Credit
2033	$-	$389,000	$-
2034	-	398,000	-
2035	-	-	-
2036	-	-	-
2037 and thereafter	-	-	96,000
Indefinite	781,000	-	-
	$781,000	$787,000	$96,000

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2019 and 2018. Management reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased by $103,200 for year ended December 31, 2019. For the year ended December 31, 2018, the valuation allowance increased by $83,300.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes.

As of December 31, 2019, the Company’s U.S. federal and state tax returns remain subject to examination by tax authorities beginning with the tax year ended December 31, 2016. However, due to NOLs and credit carryforwards being generated and carried forward from prior tax years, substantially all tax years may also be subject to examination.

During the years ended December 31, 2019 and 2018, the Company did not recognize any interest and penalties relating to taxes, nor were any accrued at December 31, 2019 and 2018.

F-11

Virtuoso Surgical, Inc.

Notes to Financial Statements

For the years ended December 31, 2019 and 2018

Note 8: Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. U.S. Generally Accepted Accounting Principles establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity’s assumptions (unobservable inputs). The Company groups assets at fair value in three Fair Value Measurements levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2 – Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets;
•	Inputs other than quoted prices that are observable for the asset/liability; and,
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s significant financial instruments are cash and cash equivalents and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value.

Note 9: Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee is not expected to significantly change under such guidance. The standard will be effective for annual reporting periods beginning after December 15, 2020. Accordingly, this ASU will be effective for the Company for the year ending December 31, 2021. Adoption of this ASU will not have a significant impact on the Company’s financial position and results of operations.

Note 10: Subsequent Events

The Company has evaluated subsequent events through May 12, 2020, the date which the financial statements were available to be issued. There were no subsequent events that need disclosure that have not already been disclosed.

F-12

VIRTUOSO SURGICAL, INC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee on May 12, 2020.

VIRTUOSO SURGICAL, INC.

By:	/s/ Robert Webster, III
Robert Webster, III
President, Chief Technology Officer, and Director (principal executive officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard Hendrick		May 12, 2020
Richard Hendrick	Chairman of the Board and Chief Operating Officer

/s/ Robert Webster, III		May 12, 2020
Robert Webster, III	President, Chief Technology Officer, and Director (principal executive officer)

/s/ C. Mark Pickrell		May 12, 2020
C. Mark Pickrell	Chief Administrative Officer, General Counsel, Secretary, and Director (principal financial officer and principal accounting officer)

/s/ S. Duke Herrell		May 12, 2020
S. Duke Herrell	Chief Medical Officer and Director